October 16, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Mr. Edwin Kim

Re:	HQ Sustainable Maritime Industries, Inc.

Form 10-K for fiscal year ended December 31, 2008

Filed March 12, 2009

File No. 001-33473

Dear Mr. Kim:

On behalf of HQ Sustainable Maritime Industries, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated September 25, 2009, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced Form 10-K (the “Form 10-K”).

We appreciate the effort that went into the Staff’s comments. For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

Form 10-K Filed on March 12, 2009

General

1.	Please note that you must file an amended Form 10-K with your proposed changes before we are able to complete our review of your annual report.

Response:

Simultaneously with the submission of this response, the Company is filing Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2008 with the Commission.

Executive Compensation, page 61

2.	We note your response to comment four of our letter dated August 10, 2009, and we reissue it. Your response indicates that the named executive officers received contractually set minimum bonuses that were increased by the compensation committee by 10% each of the last four years because “the income from operations of the Company has increased substantially over 10%.” Please revise your annual report to clarify whether 10% increase in the bonuses awarded were based on a targeted income level that was set at the beginning of the year. If yes, please disclose the performance target. Also, please clarify how the “individual performance measures” described under the “Performance Objectives” heading on page 12 of your July 22, 2009 response letter were used by the compensation committee. It is unclear, for example, if any of these individual performance measures were set at the beginning of the year and would result in either increased base salary or a performance-based bonus at the end of the year.

Response:

Please be advised that we acknowledge the Staff’s comment and have included the following revised disclosure in the Amendment No. 2 to Annual Report on Form 10-K/A:

Compensation Discussion and Analysis

Executive Compensation Philosophy

Our compensation program is designed to attract, retain and motivate highly qualified executives and drive sustainable growth. We compensate our executives named in the “Summary Compensation Table,” which we refer to as “named executive officers” or “NEOs,” through a combination of base salary, incentive, and cash bonuses. Cash bonuses are designed to reward current performance and are based on the Company’s performance, the executive’s performance and the executive’s adherence to our core values.

Compensation Committee

The responsibilities of the Compensation Committee are to:

•

oversee development and administration of the Company’s executive compensation plans; set the compensation of the Chief Executive Officer and other executive officers; review and consider the performance of the Chief Executive Officer and other officers;

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oversee the evaluation of the Chief Executive Officer and other members of management; and review and approve employment, severance, change-in-control, termination and retirement arrangements for all officers.

The Compensation Committee has not delegated its authority for officer compensation, but has delegated all of its authority under the Company’s equity plan to the Chief Executive Officer to grant equity awards to employees below the officer level.

Officer compensation decisions are made by the Compensation Committee after discussing recommendations with the Chief Executive Officer. He may attend Compensation Committee meetings to discuss the financial performance of the Company and the performance of individual executives.

The members of the Compensation Committee are Fred Bild and Daniel Too. The Board has determined that all of the members of the Compensation Committee are independent under the Company’s Corporate Governance Guidelines and the AMEX Corporate Governance Rules. No member of the Compensation Committee was or is an officer or employee of the Company or any of its subsidiaries.

Overview of Our Executive Compensation

Our compensation objectives are to:

•	attract first-class executive talent

•	retain key leaders

•	reward past performance

•	motivate future performance

•	foster the identification and development of leadership potential in key talent

The compensation framework for our named executive officers consists of the following three key elements:

•	Base salary;

•	Annual cash bonuses; and

•	Long-term incentives (including the grant of stock options)

In addition to these key elements of compensation, our compensation framework includes limited fringe benefits, perquisites, severance and other benefits.

Our executive compensation program is designed to develop and motivate the collective and individual abilities of our management team. In establishing the type and size of executive compensation awards, the Compensation Committee considers the factors listed below under “Performance Criteria.”

Base Salaries

Our named executive officers receive a majority of their overall cash compensation as base salary. Generally, base salaries have not been based upon specific measures of corporate performance, but are determined upon the recommendations of the Chief Executive Officer, based upon his determination of each employee’s individual performance, position and responsibilities, and contributions to both our financial performance and ethical culture, and approved by the Compensation Committee. We kept the original terms of the employment agreements including the amount of salaries for the named executive officers over the years.

Annual Bonuses

Pursuant to employment agreements, the named executive officers are entitled to an annual cash bonus in an amount no less than $100,000 for Mr. Harry Wang, $100,000 for Ms. Lillian Wang, $50,000 for Mr. Norbert Sporns and $25,000 Mr. Jean-Pierre Dallaire. The Compensation Committee determines whether to pay any annual cash bonus to the named executive officers in excess of these thresholds and the amount of such excess. The Compensation Committee makes this determination at the end of each fiscal year, based on the factors described below under “Performance Criteria.”

For each of the last four fiscal years, the Compensation Committee increased the cash bonus for each of the named executive officers by 10%. Although the Compensation Committee does not directly link the amounts of annual cash bonuses to the Company’s financial performance when determining the amount of these bonuses, the Compensation Committee considered the fact that the Company’s income from operations increased substantially over 10% in each of the past four years. The amount of the cash bonus for each named executive officer for each of the last three years is set forth below under “Summary Compensation Table.”

Long-Term Incentives

The Compensation Committee believes that the grant of non-cash, long-term compensation, primarily in the form of long-term incentive awards, to our named executive officers is appropriate to attract, motivate and retain such individuals, and enhance stockholder value through the use of non-cash, equity incentive compensation opportunities. The Compensation Committee believes that our best interests will be advanced by enabling our named executive officers, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards. Since long-term awards will increase in value in conjunction with an increase in the value of our common stock, the awards are designed to provide our named executive officers with an incentive to remain with us.

Perquisites

Our compensation framework includes limited fringe benefits, perquisites and other benefits. Based on the employment agreements entered into between the Company and the named executives, the named executives are eligible to participate in incentive, savings, retirement (401(k)), and welfare benefit plans, including without limitation, health medical, dental, vision, life (including accidental death and dismemberment) and disability insurance plans. Since our main operation is in China and the named executive officers maintain personal residences in China and other places than Seattle, our headquarters office, the company also supports the rent for the named executive officers during their stay in Seattle.

The Company periodically reviews the perquisites that named executive officers receive. These perquisites are relatively few in number, and the Compensation Committee believes that its policies regarding perquisites are conservative compared to other companies.

The total costs to the Company for providing perquisites and personal benefits to the named executive officers during fiscal 2008 are shown in the “Summary Compensation Table.”

Our Executive Compensation Principles

The following core principles reflect the compensation philosophy of the Company with respect to the named executive officers, as established and refined from time to time by the Compensation Committee:

1.	Compensation should reinforce the Company’s business objectives and values.

2.	Compensation should be performance-related.

3.	There should be flexibility in allocating the various compensation elements.

4.	Incentive compensation should balance short-term and long-term performance.

5.	Named executive officers should have financial risk and reward tied to their business decisions.

These principles are intended to motivate the named executive officers to improve the Company’s financial performance; to be personally accountable for the performance of the business units, divisions, or functions for which they are responsible; and to collectively make decisions about the Company’s business that will deliver stockholder value. Below is a description of how these principles are implemented.

1. Compensation should reinforce the Company’s business objectives and values.

Our executive compensation program includes the incentives necessary to reward the contributions and leadership that serve to increase profits, revenue, and operating cash flow; enhance confidence in our financial stewardship; create and maintain the high morale and commitment of our employees; and enhance our reputation as a responsible corporate citizen.

2. Compensation should be performance-related.

We consider both business performance and the competitive marketplace when we design, deliver and fund our compensation programs. We pay for performance by rewarding superior performers with premium compensation. We reward named executive officers when the Company performs well. Likewise, we award lower compensation if the Company does not perform well. The Compensation Committee believes that a significant portion of a named executive officer’s total compensation should be at risk and tied to how well the Company, the individual, and the individual’s business unit, division, or function performs.

3. There should be flexibility in allocating the various compensation elements.

The Compensation Committee does not target any specific mix of elements of compensation in cash versus equity, in short-term compensation versus long-term compensation, or in fixed pay versus variable pay. Instead, the Compensation Committee has the flexibility to establish compensation consistent with the principle that the majority of pay should be at risk through short-term and long-term incentives.

4. Incentive compensation should balance short-term and long-term performance.

While the Compensation Committee seeks to structure a balance between achieving strong annual results and ensuring the Company’s long-term viability and success, it does not target a specific mix of short-term and long-term incentives. Named executive officers are regularly provided incentive opportunities based on both short-term and long-term achievements. Participation in the Company’s short-term and long-term incentive programs increases with positions at higher levels of responsibility such as those held by named executive officers who have the greatest influence over time on the Company’s strategic direction and results.

5. Named executive officers should have financial risk and reward tied to their business decisions.

The Compensation Committee believes that named executive officers should have a financial interest in the Company’s long-term results. Consequently, we require our named executive officers to be stockholders of the Company and provide them various ways to do so. In addition, the majority of our named executives’ compensation is designed to be at risk through short-term and long-term incentives.

Prohibition Against Speculative Transactions

Our Code of Business Conduct and Ethics, which applies to all of our employees and directors, prohibits speculative transactions in our stock such as short sales, puts, calls or other similar options to buy or sell our stock.

Guidelines For Trades By Insiders

We maintain policies that govern trading in our stock by officers and directors required to report under Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), as well as certain other employees who regularly have access to material non-public information about us. These policies include pre-approval requirements for all trades and periodic trading “black-out” periods designed with reference to our quarterly financial reporting schedule. We also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To mitigate the potential for abuse, no trades are allowed under a plan within 30 days after adoption. We discourage termination or amendment of plans by prohibiting trades under new or amended plans within 90 days following a plan termination or amendment.

Performance Criteria

The Compensation Committee considers the following criteria when it establishes the type and size of executive compensation awards:

•	financial performance (e.g., growing revenue and improving profitability and cash flow);

•

leadership effectiveness (e.g., communicating and implementing the Company’s strategic direction, implementing and executing strategic succession plans, setting the appropriate moral and ethical tone, strengthening the Company’s leadership as a model corporate citizen, executing short-term and long-term business plans);

•	improving the product line and the marketing of our products;

•	continuing to explore opportunities to extend market reach; and

•	employee satisfaction (e.g., retaining key talent, creating a positive employee environment, and providing employee development opportunities).

The Compensation Committee expects a high level of collaborative and individual performance and contributions, consistent with our named executive officer level of responsibility. The Compensation Committee discusses and evaluates the quality of the overall performance of the CEO after considering the CEO’s self-assessment and Company performance. The CEO in turn uses a similar process when reviewing performance of the other executives and makes recommendations to the Compensation Committee.

The Compensation Committee does not assign any particular weightings to the performance criteria listed above. Nonetheless, the Compensation Committee carefully reviews the Company’s financial performance, including income from operations, when determining the size of compensation awards. While the Compensation Committee carefully considers the Company’s actual financial performance, compensation is not directly tied to that measure.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction to public corporations for compensation paid for any fiscal year to the corporation’s Chief Executive Officer and certain other named executive officers (excluding the CFO) included in the “Summary Compensation Table.” This limitation does not apply to qualifying “performance-based compensation.”

The Company can deduct annual short-term incentives paid to named executive officers who are subject to Section 162(m) as performance-based compensation. The Compensation Committee defined Performance Profit as income from continuing operations before income taxes, equity income, discontinued operations, extraordinary items, and cumulative effect of change in accounting principles, but excluding restructuring charges as identified in the audited financial statements.

It is the Company’s goal to have compensation paid to its top officers qualify as tax deductible for federal tax purposes under Section 162(m) of the Internal Revenue Code. However, the Compensation Committee also believes it is appropriate to provide competitive compensation opportunities even though all compensation paid may not be fully tax deductible in any given year.

The non-performance-based compensation paid in cash to our executive officers for the 2008 fiscal year did not exceed the $1 million limit per officer, and the Compensation Committee does not anticipate that the non-performance-based compensation to be paid in cash to our executive officers for fiscal year 2009 will exceed that limit. In addition, the Compensation Committee does not anticipate that non-performance-based compensation to be paid in equity incentives to our executive officers for fiscal 2009 will exceed the $1 million limit per officer. However, the occurrence of certain events, including a change of control or a significant increase in the value of our common stock, could cause certain compensation to exceed the limit.

Accounting Implications of Executive Compensation

Base salaries and the short-term incentives are expensed over the period in which they are earned.

The long-term incentives used to reward named executive officers are primarily comprised of equity awards, including stock options. These equity awards are recorded according to Statement of Financial Accounting Standards (FAS) No. 123(R), “Share-Based Payments,” which states that the equity awards should be measured at fair value on the date of grant and expensed during the requisite service period for those equity awards that are expected to vest.

Conclusion

The foregoing discussion describes the compensation objectives and policies which were utilized with respect to our named executive officers during 2008. In the future, as the Compensation Committee continues to review each element of the executive compensation program with respect to our named executive officers, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers, may change.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the management of the Company. Based upon its review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be incorporated by reference in the Company’s Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2008.

Fred Bild

Daniel Too

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Closing Comment Response

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the Company also acknowledges that Staff comments or changes to disclosure in response to the above Staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our Amendment No. 2 to Annual Report on Form 10-K/A. Please feel free to contact us or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212) 704-6063 or Jie Xiu at (212) 704-6018 in case of any further comments or questions in this regard. Their fax number is (212) 704-5904.

Sincerely yours,

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

By:	/s/ Norbert Sporns
Name:	Norbert Sporns
Title:	Chief Executive Officer

By:	/s/ Jean-Pierre Dallaire
Name:	Jean-Pierre Dallaire
Title:	Chief Financial Officer